

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

December 20, 2007
Date of report (Date of earliest event reported)

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
State or Other Jurisdiction of Incorporation	Commission File Number	IRS Employer Identification No.

120 Genesis Boulevard, Bridgeport, WV 26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code 304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 20, 2007 the Board of Directors selected Chief Financial Officer Richard W. McCullough as the successor to current Chief Executive Officer Steven R. Williams. Mr. Williams, who has served as CEO and Chairman since January 2004, will remain as CEO until his retirement in 2008, as the Company announced earlier this year. The Company has instituted a transition period of approximately eight months to allow Mr. McCullough to complete various initiatives in the financial area. The Company anticipates that Mr. Williams will retire as CEO at the end of the transition period and will continue to serve as Chairman through at least the end of 2008.

The Board of Directors also voted to increase the size of the Board of Directors from nine to ten and added Mr. McCullough as a member of the Board and appointed him as Vice Chairman of the Board effective immediately. There have been no Board committee assignments made for Mr. McCullough at this time and there have been no modifications to his compensation at this time. The selection of Mr. McCullough as a director was not pursuant to any arrangement or understanding between Mr. McCullough and any third party. As of the date of this report neither Mr. McCullough nor any member of his immediate family is a party, directly or indirectly, to any transaction that the Company is aware of that is required to be reported pursuant to Item 404(a) of regulation S-K under the Securities Exchange Act of 1934. We incorporate by reference herein the biographical description of Mr. McCullough's business experience set forth in Item 10 of the Company's Form 10-K for its fiscal year ended December 31, 2007.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1   Press Release dated December 20, 2007, "Petroleum Development Corporation Announces CEO Succession Plans Richard W. McCullough Named Successor and Appointed Vice Chairman" (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date December 21, 2007

By /s/ Steven R. Williams
Steven R. Williams
Chief Executive Officer



NEWS *FROM*

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: December 20, 2007
CONTACT: Celesta Miracle - (304) 842-3597 http://www.petd.com

Petroleum Development Corporation Announces CEO Succession Plans
Richard W. McCullough Named Successor and Appointed Vice Chairman

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation (NASDAQ/GSM: PETD) today announced that its Chief Financial Officer Richard W. McCullough, who joined PDC in 2006, has been selected as the successor to current CEO, Steven R. Williams. Williams, who has been with the Company for 24 years, will remain CEO until his retirement in 2008, as announced earlier this year. A transition period of approximately eight months is anticipated to allow McCullough to complete important initiatives in the financial area. Williams will retire as CEO at the end of the transition period and will continue to serve as Chairman of the Board through at least the end of 2008. The Board also voted to increase the number of directors from nine to ten and added McCullough as a member of the Board and appointed him Vice Chairman of the Company effective immediately.

McCullough joined PDC in November 2006 as Chief Financial Officer and has more than three decades of energy-related experience in both very large organizations and rapidly growing start-up ventures. The last twenty years of McCullough's experience have been in senior management positions within the natural gas industry. McCullough has extensive experience and success in creating stakeholder value, building successful businesses, and leading high performing cross-functional teams. Since joining PDC, McCullough has led the effort to further develop and improve its accounting and reporting systems and has established a finance group that will also focus on funding the continued growth of the Company.

 "I'm very pleased that our Board has completed the process of identifying my successor in advance so that PDC can operate seamlessly through a management transition in 2008," stated Williams. "Rick has already demonstrated his ability to build strong teams and address challenging problems with creative solutions in his tenure with PDC. Rick's commitment to developing the skills and talents of the Company's employees and the capabilities of the organization as a whole mesh well with the established culture and vision of the Company, and will help PDC continue to meet the challenges of the future," added Williams.

"PDC's growth in recent years is a testament to its Board leadership and management team who identified opportunities for developing the business and improving shareholder value. I am very excited about the opportunity to build on the past successes of creating long-term shareholder value," McCullough stated. "We have a strong asset base, a demonstrated record of operational excellence in multiple basins and a dedicated team of employees to build upon. As we enter 2008, I look forward to an orderly transition process and to leading PDC's team of managers and employees into the future," added McCullough.

Continued on Page 2

About Richard W. McCullough

Richard McCullough is an energy executive with over thirty years of experience working both for and with utilities and energy companies. McCullough has held CEO and EVP/CFO positions in natural gas energy companies as well as senior positions with JP Morgan Securities, Progress Energy, Deloitte and Touche and the Municipal Gas Authority of Georgia. He also has over 10 years experience serving on the Board of an energy company. During his career, he has led cross-functional teams of professionals in completing over three billion dollars of structured financial transactions in the energy markets, while serving as CFO and as an investment banker, saving his clients and employers over $350 million in energy costs. McCullough holds both BS and MS degrees from the University of Southern Mississippi and was a practicing CPA for 8 years.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. PDC is included in the S&P SmallCap 600 Index and the Russell 3000 Index of Companies.

###